                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934

                       For the month of   August  , 1999
                                        ----------

                      Qiao Xing Universal Telephone, Inc.
                    --------------------------------------
                (Translation of registrant's name into English)

                  Qiao Xing Building, Wu Shi Industrial Zone
              Huizhou City, Guangdong, People's Republic of China
              ---------------------------------------------------
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   X                Form 40-F
                               -----                        -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                       No   X
                   -----                    -----

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Qiao Xing Universal Telephone, Inc.
                                            -----------------------------------
                                                       (Registrant)



Date: August 23, 1999                       By: /s/ Rui Lin Wu
      ---------------                           -------------------------------
                                                Rui Lin Wu, Chairman

                      Qiao Xing Universal Telephone, Inc.


For Immediate Release


For further information

Ms. Amanda J.H. Ma                                      Tel: 86-752-280-8188
Qiao Xing Universal Telephone, Inc.                     Fax: 86-752-280-3101
http:\\www.qiaoxing.com
E-mail: qxxiao@pub.huizhou.gd.cn


Qiao Xing Universal Telephone, Inc.
Announces the Signing of Agreement with Philips


CHINA, August 23, 1999 -- Qiao Xing Universal Telephone, Inc. ("Qiao Xing" or the "Company", NASDAQ/NMS: XING) announces today the signing of agreement with China Philips Semiconductors Limited ("Philips") to have Philips and the Company entering into a long-term business partnership.

Qiao Xing is one of the biggest ordinary corded and cordless telephone manufacturers in China. The Company currently produces 165 corded models and 25 cordless models, and the Company has an extensive nationwide sales network that comprises over 1,000 retail outlets in China. Qiao Xing is also the first telephone manufacturer in China to receive the ISO 9001 Accreditation.

Philips is currently taking the leading position in technical solution of digital communication and cordless communication industry in the world. According to the signed agreement, Philips will provide full support on the technology, application and price of semiconductor chips for the Company's corded telephone, cordless telephone and digital telephone, and enable Qiao Xing brand to be printed on the chips that are designed on the base of Philips's technical solutions. Mr. Wu, Chairman of the Qiao Xing Board, said: "the signing of agreement with Philips represents a promising beginning of the company's evolution from ordinary telephone manufacturer to digital telecommunications terminals and equipment provider."

An important aspect of the Company's long-term strategy is to continue to seek new growth opportunities through product innovation. After getting success in development and introduction of special function corded telephones, the Company launched to enter into the market of Digital Cordless Telephone ("DCT"). Comparing with the traditional analog cordless telephone ("ACT"), DCT owns transcendent advantages of low noises, high security, excellent anti-jamming capability, strong receiving capacity, supporting multi-handset communications, supporting digital and image transmission, and being able to be used as the interface of other electronic equipment such as personal computer and home facilities. DCT are gradually replacing the ACT, and becoming the protagonist in the cordless telephone market. According to the Company's research, the market demand of DCT in Europe and America is approximately 11 million and 16 million sets per annual respectively, and the demand is continuously growing and expanding. Qiao Xing appreciates the opportunity to work with Philips and management believes that Philips's prominent capabilities in digital communication field shall be able to assist Qiao Xing to provide extremely quality competitive and cost effective products. Management expected that Qiao Xing's DCT prototype of which the core technology was based on Philips's solution can be completed by the end of 1999.

This Press Release contains "forward-looking statements" regarding to future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include, but and not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

                                     - 2 -